kubé nice cream Crowdfunding Video Transcript

Co-Founder Kai Nortey: My name is Kai Nortey. I'm the CEO and co-founder of kubé nice cream and I'm from Oakland, California.

Co-Founder Ernest Nee-Nueh Nortey: My name is Nee-Nueh Nortey and I am originally from Winnipeg, Canada. I'm first generation Ghanaian born.

Co-Founder Ernest Nee-Nueh Nortey: I have a lot of food allergies and particularly my allergies are to nuts, dairy, soy seafood, shellfish, and the way we got started with kubé . . . While in a trip in Ghana, you know, when we were out there, we just ate so much coconut. We started realizing a lot of things, that coconut was really helping us one: to stay hydrated with the coconut water and then the coconut meat on the inside, we started really finding out a lot of the benefits. When we came back to the United States, one of the things that we did was we started figuring out, okay, how can we actually make a healthy dessert out of fresh, raw coconut cream.

Co-Founder Kai Nortey: kubé nice cream is a new genre of non-dairy plant-based ice cream. That means we hand crack mature coconuts and we cold press the cream out of the beautiful fiber of the coconut. So we're getting that rich medium-chain fatty acid cream, and it's so delicious. It's so creamy. So when it's cold pressed, it's raw.

We call it nice cream because it's nice to the belly and the waistline. It's not gonna hurt our stomach because we're both lactose-intolerant. It's really about restoring our health and restoring the community's health. We are the only brand creating unpasteurized raw coconut cream, nice cream, with plant-based flavors.

We do not use sodium metabisulfite. We refuse to use bleaching chemicals that is a standard in the entire coconut cream industry.

Co-Founder Ernest Nee-Nueh Nortey: Most of the flavors that we have, that flavor comes through. You do not taste coconuts. Coconut is just the base of this product.

Customer 1: I'm eating the mint chip.

Customer 2: Toasted pecan.

Customer 3: The pecan, and salted caramel.

Customer 4: Coconut, coffee, can't go wrong.

Customer 5: It's mellow.

Customer 3: Smooth, creamy--I sampled it first, then I bought it. I actually bought one of everything.

Customer 5: It's basically a feel-good ice cream.

Customer 6: It's precious, it's dope, it's what we need.

Co-Founder Ernest Nee-Nueh Nortey: We're really looking at building out a team--between six to ten people that can really help us go to the next level, really having, you know, some more skilled automated coconut processing equipment.

Co-Founder Kai Nortey: We have byproducts that go back into the soil. We really want to make sure that folks get a living wage--that's really really important to promote equity so that no one gets left behind in this economy, starting from the farmers all the way to us, the producers, and to our staff. In the beginning, we want to just focus on the production and disseminating that out to different places: corporate events, cultural events, restaurants.

Having the facility, the ice cream, the continuous ice cream freezing equipment will all help us to lead up within the next two years to having an ice cream shop in the Bay Area.

In addition, we want to license our patent-pending process to tropical resorts so that they can make kubé nice cream for their guests.

From the kubé team, we'd love to thank you in advance. As we continue on our journey with love and food justice.